VIRZOOM

“I Have Seen The Future Of Exercise – & It Is Incredible”

Refinery29, August 2016



Platform VSPORTS

Virtual Reality that *MOVES* you™

From creative minds behind Guitar Hero, Rock Band and Dance Central...






Mission: "Harness the motivational power of VR to make the world a healthier place one virtual kilometer of fun at a time."

Total calories burned by all VirZOOM users: 1,224,213 in 102,612 plays

Total virtual kilometers (vKm) covered by all VirZOOM users: 90,811*

* As of March 19, 2017

VIRZOOM

owing 1-6 of 6 review 5 star). Show all reviews

Fantastic

Amazon Customer on ember 29, 2016

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st tech of 2016 more found this helpful. Was this review helpful to you? eport abuse

dongle to the

sy. When you first s

y easy instructions a

d I am sure if you pl

Immerse yourself and forget your working out. Fin ED.

By Ron Kramer on December 12, 2016

I bought mine direct. Had it about 2 months so far and it's awesome. f working out and it does just that. I HAT Bike trainers and stands for my road bike. I use to turn on music and workout and it never really worked. A co back to real life (and looking at my watching thinking IS THAT ALL?.

ely the best exercise bike I'v

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se bike I've used to date,

t me wrong, a VR he

ned with PS

First the FEEL of the drag o drag - as in a belt around more like weight).
Assembly was EASY (ne was setup and running in 15 minutes. No blue tooth pairing.. Turned it on and it just went!
Support is unsurpassed. software... they'll listen and very likely give you what you want).
I totally forget about the e game. The end of the workout is typically when I need to stop to towel off instead of "well that was my 30 minutes". So If I do stop and towell off... t n and do more - and often do just that.
For me "ZERO motion sic t any time.
Challenges from the commu ke, I get them in email and when I might not think to get on the bike, they make me say OH YEAH - how about this and I'm working out. The best workout m vices are "THOSE THAT GET USED" and this is just that. I'm 59 so I have had my share of home gym gear that never gets used. This does not appear to be in that league.

d look forward to

nt. This is FUN.

dibly cool vi

Comment | 4 people found this helpful. Was this review helpful to you? Yes No Report abuse

VIRZOOM

Who buys VirZOOM?

In 2014 52.9 million consumers spent $21.8 billion on gym and health club memberships.

VirZOOM appeals to the 67% who never used them.



Sources: International Health, Racquet & Sportsclub Association, Mint, Bureau of Labor Statistics, Club Industry, Club Manager Central


VSPORTS
COMPETITIVE
PHYSICAL
IMMERSIVE

vSports. Real Physical Competition in Virtual Reality

First national vSports competition took place March 17 – 19, 2017 from 12 locations


Boston, MA
Los Angeles, CA
Columbus, OH
Dallas, TX

Only VirZOOM 100% owns vSports content, delivery technology, and IP

VIRZOOM

vSports System



Wave I
BANK

VR HMD

HTC Vive, Sony VR, Microsoft VR, Google Daydream

CONTENT

CONTROLLER

VR PC OR CONSOLE

Sony PS4, Dell, HP, AMD, NVIDIA, Intel, etc.

The only Sony PlayStation-approved PSVR peripheral.

VIRZOOM

vSports Content

VIRZOOM ARCADE










Wave I








World Exploration

TANK
CHOPPER
KAYAK

CYCLE
COWBOY
Branded Content

PEGASUS
RACECAR
World Exploration

- Runs on Sony PSVR, HTC Vive and Oculus Rift today
- Continuous improvements to existing games and levels
- New title every 2 – 6 months on average
- SDK for 3rd party content
- On Google Daydream in 2017

vSports Controller


VIRZOOM

GEAR
Oculus Rift, HTC Vive, and PlayStation VR

INTEGRATION
Integrated Speed and Direction Sensors

INTELLIGENT
Learn to Steer

CUSTOMIZABLE
10 Action buttons

PORTABLE
Folds up for Easy Storage – Weighs Under 40 lbs

ADJUSTABLE
Adjustable resistance (8 tension controls)

INTERNET OF THINGS
Bluetooth Connectivity PC, PS4, Android, iOS

VIRZOOM

my.virzoom.com



Available Matches
What Time People are Online
What Days People are Online
Available Matches
What Time People are Online
What Days People are Online

Digital Fitness Services Portal

AFFORDABLE
$4.95 monthly membership Beginning 2017

ONLINE
Online multiplayer access and challenges

PERSONALIZED
Performance tracking and goal setting

ENGAGING
Statistics, history and progression, upgradeable avatars, internet chat with friends

COMPETITION
Strava and Fitbit integration, online leaderboards, lifetime statistics on heart rate and calorie tracking

vSports Platform

1st party multiplayer content, SDK for 3rd party content, digital fitness web services, proprietary controller hardware and firmware, and security architecture covered by comprehensive IP application.


Sensor and Comms
SDK
Security and Licensing
Content
IP
vSports Platform
My.VirZOOM

VIRZOOM

vSports platform supports a broad range of content delivery formats, from a $1,000 high-end all-in-one vSports System, to a portable $400 vSports Controller, to a $99 attachable sensor.

vSports Platform



OEM High-End



Retail

Mid-Range



OEM Low-End

SDK for 3rd Party vSports Content

PC or PS4 VR Game Source Code



VZ Controller speed, direction, and heart rate plus VR position tracking inputs



VR GAME OUTPUT

VZ SDK

3rd parties integrate VZ SDK into their VR games to support the VZ Controller with patent-pending VZ motion controls benefits.


VZ SDK

VZ Controller output and Motion Controls dll

VIRZOOM

vSports Centers

Our customers love our product

Returns are practically nil

Most consumers have to try it to “get it”


vSports Resellers
Pro Tournaments
Demos
UCI eSports

To scale, thousands of target customers need demos

How without spending $$$

Gaming LAN’s, VR Arcades, eSports Arenas, and Gyms as vSports Centers

Who sells vSports Systems?

VIRZOOM

vSports Sponsors

Who pays for vSports marketing?

Partners in the vSports Ecosystem who benefit from vSport System Sales.

Partners

Initially hardware partners AMD and HTC, digital fitness partner Fitbit, and controller partner Life Fitness.

Life Fitness — FITNESS EQUIPMENT

AMD — VR PC

htc — VR HMD

fitbit — DIGITAL FITNESS

VIRZOOM

Player Validation - Telemetry

Median time(minutes) spent playing per user


Grouped
Stacked
Median playing time
52
50
45
40
35
30
25
20
15
10
5
0
2016-08-28
2016-09-17
2016-10-08
2016-10-30
2016-11-19
2016-12-10

Customers are using VirZOOM for ever longer periods....

Median time(hours) between sessions per user


Grouped
Stacked
Median hours between session
47.00
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
2016-08-28
2016-09-18
2016-10-09
2016-10-30
2016-11-20
2016-12-11

...and more often

VIRZOOM

vSports Market Growth

Scaling

VirZoom is creating the vSports market with 1st generation tethered VR headset products

Will start to scale after Google Daydream ships on millions of mobile devices starting Q2 2017



VR Units (millions)
70
60
50
40
30
20
10
0
2016
2017
2018
2019
2020
Sony ships est. 1.4mm PSVR Q4 2016
Tethered
VZ ships VZ Mobile June 2017
Daydream
Mobile

Source: IDC 2016

VIRZOOM

U.S. vSports Market 2016

VirZOOM early adopter is a casual fitness consumer who is also a VR enthusiast and hardcore gamer.


$36.8B
Health Club Spending
$5.2B
Video Gamer
$1B
VR

VirZOOM Initial Market 2016

Sources: IBISWorld; Entertainment Software Association, NPD Group; Deloitte; Markets and Markets

U.S. vSports Market 2018

VirZOOM Mature Market


$38.4B
Health
Club
Spending
$1B
$71.2B
Social &
Mobile Gamer
$53.9B
VR

The mass market VirZOOM in 2018 is the casual fitness consumer who owns a mobile device that supports high quality VR content.

Sources: IBISWorld; Entertainment Software Association, NPD Group; Deloitte; Markets and Markets, management estimates

VIRZOOM

Delivers

DIGITAL TRENDS

"VirZoom plus PSVR and a PS4 equals a little bit of magic.”

engadget

"A surprisingly effective way to make exercise feel like anything but."

TODAY

“I never want to get off this bike”

tom's HARDWARE
THE AUTHORITY ON TECH

"These games are fun ... and they get you to exercise. What's not to like?”

THE VERGE

“VirZoom is only fully realized health & wellness VR product out there right now."

vSports Team



Eric Janszen
Co-Founder & CEO

25+ years in operating roles: Product Management, Sales, CEO; 10+ years in start-up finance: EIR, venture capital, board



Eric Malafeew
Co-Founder & CTO

25+ years of game and game engine development expertise with specialized controllers; Virginia Tech, MIT Mechanical Engineering



Peter MacDonald
Art Director

20 years creating 3d art, designing games and directing art teams;

5 years developing product branding and visual identity



Anthony Lorusso
Hardware Director

20+ years wireless sensor design for military and commercial applications



Spencer Honeyman
Dir. Biz. Development

Business development, marketing, and strategic partnerships



Henrik Holmdahl
Lead Game Programmer

25+ years in operating roles: Product Management, Sales, CEO; 10+ years in start-up finance: EIR, venture capital, board

Chris Farnham – Integrated Systems Director

Q&A and Tech Support management

Robert Kay: Lead Game Designer

Lead game design for Guitar Hero and other major successes

Bryn Bennett - Programmer

20+ years game design and programming expertise

Kaitlynn Hegarty – QA Lead

Q&A and Tech Support management

Jason Tocci - Community Manager

Tech Support and Community management

vSports Advisory Board



Michael Dornbrook was responsible for Harmonix's Finance and Administration. He has handled most of the major deals, such as the game publishing contracts and the Chinese manufacturing. Before joining Harmonix in 1997, he was co-founder and president of Boffo Games. Previously he headed up Infocom's marketing]through most of the 1980s, launching over forty Top-10 bestsellers, and he is particularly proud of championing The Hitchhiker's Guide to the Galaxy and Leather Goddesses of Phobos. Mike's highly relevant experience is an invaluable asset in VirZOOM's planning and execution.



Peter Nash is an international management consultant based in England with special expertise in business strategies development. Peter works with CEOs, board members, and senior executives to develop strategies for companies, divisions, categories, regions and business units of manufacturers of fast moving consumer goods. He has developed over 60 business strategies for clients across 6 continents. He previously worked at BCG and Accenture before founding his own consulting firm. His education includes MA & MEng degrees with Distinction from Cambridge University, a Certified Diploma in Account and Finance, and an INSEAD MBA. He contributes a commercial strategy perspective to VirZOOM.



Paul Eibeler is Chairman of COKeM International. COKeM the most successful, influential and innovative distribution service company in the video game industry, provides full-service distribution, fulfillment and 3PL services for vendors such as Sony, Disney, Activision, and Electronic Arts into major retailers including Amazon, Best Buy, Target, and GameStop. Paul's 30 plus years of retail experience and deep knowledge and contacts in the game industry are a major asset for VirZOOM.



Jon Goldman is based in Los Angeles, Jon was a founder, Chairman and CEO of Foundation 9 Entertainment, the largest independent videogame developer in the world at the time with 11 studios and 1000 employees and sold the company in 2006. Foundation 9's studios created hundreds of videogames based on top tier global brands such as Star Wars, The Matrix, The Simpsons and Lord of the Rings.

Jon is currently a venture partner at Greycroft where he complements his work through his continued involvement as Managing Partner for Skybound, the IP holder of The Walking Dead and other top IPs. Jon focuses on new businesses, including videogames and experiential entertainment. Previously, Jon served as board member and CEO for two portfolio companies at Jerusalem Venture Partners in videogames and online video. Jon attended Harvard, magma cum laude in Asian Studies, Phi Beta Kappa, as well as the University of Kyoto and the entrepreneurial management program at UCLA Anderson School. Jon provides a wealth of expert game industry advice and contacts to VirZOOM.



Patrick Nally as a pioneer in the field of sports business he is often called the godfather of modern sports marketing and sponsorship, the first to recognize the unique potential of sport as a medium for global communication of commercial brands. As the director of the company West Nally, established in the early seventies, he redefined sports business by pioneering approach in the marketing of international events, played the main role in the integration of Coca-Cola and FIFA, designed products for the rights holders (IOC, UEFA, Davis Cup, IAAF , FIS ...) and set a number of standards for the marketing of major events which are still in use today. Patrick was the first to see VirZOOM's vSports future.